HANWHA SOLARONE ANNOUNCES PRELIMINARY FOURTH QUARTER 2010 HIGHLIGHTS OF UNAUDITED FINANCIAL RESULTS

SHANGHAI, China, February 24, 2011 – Hanwha SolarOne Co., Ltd. ("Hanwha SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced certain preliminary highlights of the Company’s fourth quarter ended December 31, 2010.

Fourth Quarter 2010 Highlights:

t	Total net revenues are expected to be between USD325 to 330 million

t	PV module shipments (including PV module processing) are expected to exceed 220 MW, surpassing the Company’s previous guidance of 205 to215 MW

t	Average selling price (“ASP”) excluding PV module processing is expected to be USD 1.77 per watt, slightly higher than the Company’s guidance of USD1.75 per watt

t	Gross margins are expected to be approximately 20%

First quarter 2011 Outlook:

t	Total shipments (including PV module processing) are expected to be in the range of 235 MW to 245 MW

t	ASP is expected to decline slightly from the fourth quarter 2010

Fiscal Year 2011 Outlook:

t	PV module shipments are expected to reach between 1.0 to 1.2 GW

Dr. Peter Xie, President and CEO of the Company, commented, “We are pleased with our operating performance during the 2010 fiscal year and expect continued growth throughout 2011.  We have good order visibility and expect to regain our momentum in shipment growth quarter-to-quarter.  We also expect to benefit from relatively stable pricing as well as improved availability of purchased wafers and cells, which we believe will help to meet incremental demand.”

“In the second half of 2011, we plan to increase our production capacity with heightened vertical integration, allowing us to improve our cost structure.  We also plan to continue to make significant headway in our geographic diversification, growing beyond Germany to reach key overseas markets including China, Italy and the U.S.”

Change in Management

On January 17, 2011, the Company appointed Mr. Sungsoo Lee to serve as Chief Strategy Officer and Board Secretary.  Prior to joining Hanwha SolarOne, Mr. Lee was senior vice president of strategic planning and new business development at Hanwha Group, one of Korea’s largest industrial conglomerates.  At Hanwha Group, Mr. Lee led the development of new lines of business in the renewable energy field.  Prior to joining Hanwha Group, Mr. Lee played a pivotal role founding Nemo Partners, a Korea-based management consulting firm.  Prior to that, he was a consultant at Bain & Company, where he advised clients on corporate strategy, business portfolio management, M&A and marketing.  Mr. Lee began his career at Samsung Group, where he led various corporate development activities and Samsung’s entry into the incubator and venture capital industry in Silicon Valley.

Mr. Lee earned a bachelor’s degree in Business Administration from Seoul National University, and an MBA degree from Harvard Business School.

“I am very pleased to announce the appointment of Mr. Sungsoo Lee as our Chief Strategy Officer and Board Secretary,” said Dr. Xie.  “Mr. Lee brings years of experience in new business development and corporate strategy to this important role.  I believe his knowledge of trends in the global solar market and keen eye for growth opportunities will give us a unique advantage as we continue to grow our business.”

The Company’s Chief Operating Officer, Mr. Zhoumiao Gao, will resign to pursue other interests, effective February 25, 2011.  Mr. Gao joined Hanwha SolarOne in 2007 and lead the Company’s manufacturing operations.  Dr. Xie will assist in the oversight of manufacturing operations in the interim until a new COO is found.

On the departure of Zhoumiao Gao, Dr. Xie commented, “On behalf of the entire organization of Hanwha SolarOne, I would like to express our gratitude to Mr. Gao for his leadership and many accomplishments.  He has been a valued and respected colleague and we wish him the very best in his new endeavors.  We have excellent manufacturing systems and people in place and look forward to building upon this solid foundation.”

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements include 4Q 2010 and 1Q and full-year 2011 estimates for PV product shipments, ASPs, production capacities and other results of operations.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com